Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated March 5, 2019, relating to the consolidated financial statements of GasLog Ltd. (the “Company”) as of December 31, 2018 and December 31, 2017, and for each of the years in the three year period ended December 31, 2018, and the effectiveness of GasLog Ltd’s internal control over financial reporting as of December 31, 2018, appearing in the Annual Report on Form 20-F of the Company for the year ended December 31, 2018. We also consent to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.

/s/ Deloitte LLP

London, United Kingdom

March 12, 2019